

February 19, 2013

Via E-mail
Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

> **Re: Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2012**
> **Filed March 30, 2012**
> **Response dated February 11, 2013**
> **File No. 1-16485**

Dear Mr. Muir:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

General and Administrative Expenses, page 44

1. We read your response to comment 3 and believe you should revise your disclosure to characterize the out-of-period stock compensation charges as an accounting error. Refer to ASC Topic 250-50. Further, please provide us your complete materiality analysis behind your conclusion that the errors were immaterial for all periods presented along with the amounts and periods they are related to. Refer to SAB Topic Nos. 1M and 1N.

2. Refer to your statement in response 3 where you state, "In the fourth quarter of fiscal 2012, the Company decided that the remaining pledges would not be honored under any circumstances, and accordingly reversed the remaining accrual for such amounts, and disclosed in MD&A the effect of this unusual item on its results of operations." In this regard, we are unclear why the entire accrual was not reversed in 2008 along with the settlements you discussed or why there were no further settlements subsequent to 2008. Please advise. In addition, tell us how the decision making process was made during the fourth quarter of 2012 to reverse the remaining accrual including how it was approval by you and the affected non-for-profit organizations and if the decision was recorded in board minutes for the fourth quarter of 2012. If so, please provide us all of the relevant board minutes related to this matter.

Kremeworks LLC and Subsidiary, page F-4

Independent Auditor's Report, page F-5

3. We read your response to comment 6 and await your amended filing.

Please contact Robert Babula, Staff Accountant, at (202) 551- 3339 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief